Exhibit 99.1

AZI Received Nasdaq Notification Regarding Minimum Market Value Deficiency

BEIJING, China, July 9, 2025 — /PRNewswire/ — Autozi Internet Technology (Global) Ltd. (Nasdaq: AZI) (“Autozi” or the “Company”), an automotive products and services company in China, today announced that it has received written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated July 8, 2025, notifying the Company that it is not in compliance with the minimum Market Value of Listed Securities (MVLS) of $50,000,000. Nasdaq Listing Rule 5450(b)(2)(A) requires a company that has its primary equity security listed on the Nasdaq Global market to maintain a minimum Market Value of Listed Securities (MVLS) of $50,000,000, and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of last 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from May 22, 2025 to July 7, 2025, the Company no longer meets the requirement of minimum Market Value of Listed Securities (MVLS).

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until January 5, 2026, to regain compliance with the market value requirement. To regain compliance, the Company’s MVLS must close at $50,000,000 or more for a minimum of ten consecutive business days during the compliance period of 180 calendar days. If the Company does not regain compliance by January 5, 2026 or transfer to The Nasdaq Capital Market, the Company will receive written notification that its securities are subject to delisting.

The Company intends to monitor its market value of publicly held shares between now and January 5, 2026 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its Class A ordinary shares will continue to be listed and traded on The Nasdaq Global Market.

Notwithstanding the Notification Letter, the Company remains confident in its core business fundamentals and its position in the automotive services market in China. Autozi’s advanced supply chain cloud platform and SaaS solutions continue to create tangible value for both customers and partners, supporting the Company’s long-term growth strategy. Management is focused on operational optimization, disciplined execution, and prudent capital allocation, all with the goal of driving sustainable value for Autozi’s shareholders. The Company believes that these efforts will position Autozi for continued success and expansion in the years ahead.

About Autozi

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements related to Autozi’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

Autozi Internet Technology (Global) Ltd.

Ms. June Wang

Email: Jun.Wang@Autozi.com